Mail Stop 4561

January 5, 2009

James F. Brooks
Chief Executive Officer
10 Main Street
Rochester, New Hampshire 03839

> **Re:** **BrandPartners Group, Inc.**
> **Form 10-K for Year Ended December 31, 2007**
> **Form 10-Q for Quarter Ended March 31, 2008, June 30, 2008, and**
> **September 30, 2008**
> **File No. 000-16530**

Dear Mr. Brooks:

We have reviewed your response letter dated December 11, 2008, and have the
following additional comments.

Form 10-K

Note B – Summary of Significant Accounting Policies, page 55

5 – Goodwill and Deferred Financing costs, page 55

1. We have read and considered your response to comment two. It continues to
    remain unclear of the method used and assumptions made in determining the fair
    value of the associated reporting unit. Please advise.

Note C – Investment in Unconsolidated Affiliate, page 62

2. We read your response to comment three. In future filings, consistent with your
    response please clarify that your 20.9% ownership interest in the investee is as a
    Class B (Non-voting) member and describe the ownership structure of the
    investee.

Form 10-Q/A for the quarters ended June 30, 2008 and September 30, 2008

Exhibit 32.1

3.   Please amend your 10-Q to include section 906 certifications applicable to the Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008. Your current certifications reference Form 10-Q for the quarter ended March 31, 2008.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or the undersigned at (202) 551-3414 if you have questions.

                                                Sincerely,

                                                Jorge Bonilla
                                                Senior Staff Accountant